UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of May 2022

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

On May 15, 2021, P.V. Nano Cell Ltd. (the “Company”) appointed Ofer Greenberger and David Boas to serve on the Company’s Board of Directors (hereinafter the “Board”), as directors with such appointment to become effective as of May 19, 2022 pending the completion of the necessary appointment procedures. Upon the appointment of these individuals, each of Ran Eisenberg and Dr. Astorre Modena resigned from the Board. Ran Eisenberg continues to serve as the Company’s Chief Executive Officer.

The Company previously disclosed, that as part of the $2.85 million private placement of Company securities completed to date, the Company agreed to the request of certain of the Private Placement investors to nominate three members to the Company’s Board and upon which appointment, Ran Eisenberg, the Company CEO and Dr. Astorre Modena, a Company director, have agreed to resign from the Company Board. The Company is continuing to interview additional director nominees.

Mr. Greenberger, age 61, is an experienced executive with an international proven track record in turnaround management in the technology sector. Since February 2017, he has been serving as President and General Manager of Applied Materials (Israel), a subsidiary of a Nasdaq listed company and a global leader in materials engineering solutions for semiconductors, flat panel display and photo voltaic industries. Prior to his position at Applied Materials, from March 2012 through September 2015 he was CEO of Orbit Communications systems, an Israel based local provider of airborne communications and satellite- tracking maritime and ground-station and new space solutions. Prior thereto, from 2003 to 2011 he served as President and General Manager of KLA-Tencor (Israel), a subsidiary of a leading worldwide capital equipment company based that supplies process control and yield management systems for the semiconductor industry and other related nanoelectronics industries. From 1993 to 2003, he was Vice President and General Manager for Kulicke&Soffa, leading provider of semiconductor packaging and electronic assembly solutions supporting the global automotive, consumer, communications, computing and industrial segments. Mr. Greenberger holds a B.Sc. in mechanical engineering and an M.B.A. from the Technion and is a graduate of the AEA Stanford Executive Institute.

Mr. Boas, age 77, held a variety of highly influential positions in the Israeli economy, among them: Director of Budgets at the Ministry of Finance (1987-1991), Chief Strategic Advisor to Telecom Minister (1992-1996) and some senior positions in the private sector such as CFO at Iscar Group a supplier  of precision carbide metalworking tools (1980-1984), CEO at Cimatron, one of the leading Computer-Aided-Design companies in Israel (1984-1987). From 1992 through the present time, he serves as president and owner of “David Boas – Business Consulting Ltd.” where he consults on matters relating to technology, infrastructure and energy. From 1991 to 2001 he chaired a number of public commissions in Israel on various areas such as Energy, Defense, Communications, Agriculture, Immigration, Regional-Planning, and more.

In connection with their appointments, each of Mr. Greenberger and Mr. Boas was awarded under the Company’s 2010 Option Plan options to purchase up to 1,300,000 million shares of the Company’s Ordinary Shares, which options are scheduled to vest as follows: 25% of the option shares on the first anniversary of the appointment to the Board (i.e., 325,000 options shares) and the balance are to vest over the next three years in equal instalments on a quarterly basis at the end of each three month period following the first anniversary of appointment to the Board (i.e., 81.250 option share per three month period).

Neither Mr. Greenberger nor Mr. Boas has any family relationship with any director or executive officer, or person nominated or chosen by the Company to become a director or executive officer, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2022	P.V NANO CELL LTD.

	By:	/s/ Ran Eisenberg
		Name:	Ran Eisenberg
		Title:	Chief Executive Officer